CELESTICA INC.
SUPPLEMENTAL INFORMATION
(in millions of US dollars, except per share amounts)
(unaudited)


----------------------------------------------------------------------------------------------------------------------------------
                                                       Q2 2000    Q3 2000    Q4 2000    Q1 2001    Q2 2001    Q3 2001    Q4 2001
                                                      ----------------------------------------------------------------------------
REVENUE                                               $ 2,091.9  $ 2,600.1  $ 3,447.8  $ 2,692.6  $ 2,660.7  $ 2,203.0  $ 2,448.2

GAAP
NET EARNINGS (LOSS)                                        41.4       55.7       83.5       54.8       15.8      (38.7)     (71.8)
Convertible debt accretion, net of tax                      -         (2.1)      (3.3)      (3.4)      (3.6)      (3.9)      (4.1)
                                                      ----------------------------------------------------------------------------
Earnings (loss) available to shareholders - basic          41.4       53.6       80.2       51.4       12.2      (42.6)     (75.9)

Earnings (loss) per share - basic                     $    0.20  $    0.26  $    0.39  $    0.25  $    0.06  $   (0.20) $   (0.33)
                                                      ============================================================================
Earnings (loss) per share - diluted (1)(2)            $    0.20  $    0.25  $    0.38  $    0.25  $    0.06  $   (0.20) $   (0.33)
                                                      ============================================================================

Weighted average number of shares (in millions)
  outstanding - basic                                     202.7      203.0      203.2      203.6      207.0      218.1      227.1
              - diluted (1)(2)                            211.9      220.0      222.6      223.1      225.5      218.1      227.1

Actual number of shares (in millions)
  outstanding - basic                                     202.8      203.2      203.4      203.8      216.3      219.9      229.7

---------------------------------------------------------------------------------------------------------------------------------

ADJUSTED NET EARNINGS

Net earnings (loss)                                   $    41.4  $    55.7  $    83.5  $    54.8  $    15.8  $   (38.7) $   (71.8)
Adjustments:
Amortization of intangible assets                          19.2       25.6       28.8       29.6       28.1       32.2       35.1
Integration costs related to acquisitions                   4.9        4.8        5.7        2.3        7.8       10.0        2.6
Other charges                                               -          -          -          3.8       53.2       79.6      136.5
Income tax effect of above                                 (1.8)      (2.2)      (1.0)      (3.2)     (11.8)     (18.4)     (26.9)
                                                      ----------------------------------------------------------------------------
Adjusted net earnings                                 $    63.7  $    83.9  $   117.0  $    87.3  $    93.1  $    64.7 $     75.5
                                                      ============================================================================
     As a percentage of revenue                            3.0%       3.2%       3.4%       3.2%       3.5%       2.9%       3.1%

Adjusted net earnings per share - basic               $    0.31  $    0.40  $    0.56  $    0.41  $    0.43  $    0.28 $    0.31
                                                      ============================================================================

Adjusted net earnings per share - diluted* (1)        $    0.30  $    0.38  $    0.53  $    0.39  $    0.41  $    0.27 $    0.31
                                                      ============================================================================
----------------------------------------------------------------------------------------------------------------------------------

EBITDA

Net earnings (loss)                                   $    41.4  $    55.7  $    83.5  $    54.8  $    15.8  $   (38.7) $   (71.8)
Income taxes                                               13.1       17.5       26.3       17.3        3.3       (7.9)     (14.7)
                                                      ----------------------------------------------------------------------------
EBT                                                        54.5       73.2      109.8       72.1       19.1      (46.6)     (86.5)
Integration costs related to acquisitions                   4.9        4.8        5.7        2.3        7.8       10.0        2.6
Other charges                                               -          -          -          3.8       53.2       79.6      136.5
                                                      ----------------------------------------------------------------------------
EBT                                                        59.4       78.0      115.5       78.2       80.1       43.0       52.6
Interest expense (income), net                             (6.3)      (5.2)      (5.7)      (3.5)      (2.4)      (5.1)       3.2
                                                      ----------------------------------------------------------------------------
EBIT                                                       53.1       72.8       109.8      74.7       77.7       37.9       55.8
Amortization of intangible assets                          19.2       25.6        28.8      29.6       28.1       32.2       35.1
                                                      ----------------------------------------------------------------------------
EBIAT                                                      72.3       98.4       138.6     104.3      105.8       70.1       90.9
                                                           3.5%       3.8%        4.0%      3.9%       4.0%       3.2%       3.7%
                                                      ----------------------------------------------------------------------------
EBITDA                                                $   101.4  $   131.1  $    175.2  $  143.9  $   148.5  $   121.6 $    149.8
                                                      ============================================================================
                                                           4.8%       5.0%        5.1%      5.3%       5.6%       5.5%       6.1%
----------------------------------------------------------------------------------------------------------------------------------

                                                       Q1 2002    Q2 2002    1H 2001    1H 2002    FY 2000    FY 2001
                                                      -----------------------------------------------------------------
REVENUE                                               $ 2,151.5  $ 2,249.2  $ 5,353.3  $ 4,400.7  $ 9,752.1  $10,004.4

GAAP
NET EARNINGS (LOSS)                                        39.7       40.4       70.6       80.1      206.7      (39.8)
Convertible debt accretion, net of tax                     (4.2)      (4.4)      (7.0)      (8.6)      (5.4)     (15.0)
                                                      -----------------------------------------------------------------
Earnings (loss) available to shareholders - basic          35.5       36.0       63.6       71.5      201.3      (54.8)

Earnings (loss) per share - basic                     $    0.15  $    0.16  $    0.31  $    0.31  $    1.01  $   (0.26)
                                                      =================================================================
Earnings (loss) per share - diluted (1)(2)            $    0.15  $    0.15  $    0.31  $    0.30  $    0.98  $   (0.26)
                                                      =================================================================

Weighted average number of shares (in millions)
  outstanding - basic                                     229.8      230.2      204.7      230.0      199.8      213.9
              - diluted (1)(2)                            236.8      236.0      223.7      236.5      211.8      213.9

Actual number of shares (in millions)
  outstanding - basic                                     230.1      230.3      216.3      230.3      203.4      229.7

----------------------------------------------------------------------------------------------------------------------

ADJUSTED NET EARNINGS

Net earnings (loss)                                   $    39.7  $    40.4  $    70.6  $    80.1  $   206.7  $   (39.8)

Adjustments:
Amortization of intangible assets                          22.0       21.7       57.7       43.7       88.9      125.0
Integration costs related to acquisitions                   3.9       10.2       10.1       14.1       16.1       22.8
Other charges                                               -         -          57.0       -          -         273.1
Income tax effect of above                                 (2.2)      (2.9)     (15.0)      (5.1)      (7.6)     (60.5)
                                                      -----------------------------------------------------------------
Adjusted net earnings                                 $    63.4  $    69.4  $   180.4  $   132.8  $   304.1  $   320.6
                                                      =================================================================
     As a percentage of revenue                            2.9%       3.1%       3.4%       3.0%       3.1%       3.2%

Adjusted net earnings per share - basic               $    0.26  $    0.28  $    0.85  $    0.54  $    1.50  $    1.43
                                                      =================================================================

Adjusted net earnings per share - diluted* (1)        $    0.26  $    0.28  $    0.81  $    0.53  $    1.44  $    1.38
                                                      =================================================================

                                                      -----------------------------------------------------------------

EBITDA

Net earnings (loss)                                   $    39.7  $    40.4  $    70.6  $    80.1  $   206.7  $   (39.8)
Income taxes                                                8.1        8.3       20.6       16.4       69.2       (2.1)
                                                      -----------------------------------------------------------------
EBT                                                        47.8       48.7       91.2       96.5      275.9      (41.9)
Integration costs related to acquisitions                   3.9       10.2       10.1       14.1       16.1       22.8
Other charges                                               -         -          57.0       -          -         273.1
                                                      -----------------------------------------------------------------
EBT                                                        51.7       58.9      158.3      110.6      292.0      254.0
Interest expense (income), net                              1.7        1.4       (6.0)       3.1      (19.0)      (7.9)
                                                      -----------------------------------------------------------------
EBIT                                                       53.4       60.3      152.3      113.7      273.0      246.1
Amortization of intangible assets                          22.0       21.7       57.7       43.7       88.9      125.0
                                                      -----------------------------------------------------------------
EBIAT                                                      75.4       82.0      210.0      157.4      361.9      371.1
                                                           3.5%       3.6%       3.9%       3.6%       3.7%       3.7%
                                                      -----------------------------------------------------------------

EBITDA                                                $   131.3  $   137.2  $   292.3  $   268.5  $   483.8  $   563.8
                                                      =================================================================
                                                           6.1%       6.1%       5.5%       6.1%       5.0%       5.6%
                                                      -----------------------------------------------------------------

(1) Restated to reflect treasury stock method, retroactively applied.

(2) Q3, Q4, and FY2001 excludes options and convertible debt as they are anti-dilutive due to the losses. Q1, Q2 and 1H 2002 excludes convertible debt as it is anti-dilutive. Convertible debt accretion must be deducted from net earnings to calculate diluted EPS.

 * Adjusted net earnings per share - diluted:
       For Q3, Q4 and FY 2001, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 235.7, 244.5 and 232.9, respectively.
       For Q1 2002, the diluted weighted average shares for "Adjusted net earnings" is 247.1 million.
       For Q2 and 1H 2002, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 236.0 and 236.5, respectively, and excludes convertible debt as it is anti-dilutive. Convertible debt accretion must be deducted from net earnings to calculate diluted EPS.